Exhibit 12.4 Statements Re. Computation of Ratios

Atlantic City Electric Company

		For the Year Ended December 31,
	Three Months Ended March 31, 2009	2008	2007	2006	2005	2004
	(millions of dollars)
Income from continuing operations	$2	$64	$60	$60	$51	$59

Income tax (benefit) expense (a)	(2)	30	41	33	41	41

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	18	64	66	65	60	62
Other interest	1	3	3	3	4	3

Total fixed charges	19	67	69	68	64	65

Income before extraordinary item, income tax expense, and fixed charges	$19	$161	$170	$161	$156	$165

Ratio of earnings to fixed charges	1.00	2.40	2.46	2.37	2.45	2.52

Total fixed charges, shown above	19	67	69	68	64	65

Preferred dividend requirements adjusted to a pre-tax amount	—	—	1	1	1	1

Total fixed charges and preferred dividends	$19	$67	$70	$69	$65	$66

Ratio of earnings to fixed charges and preferred dividends	1.00	2.40	2.44	2.35	2.43	2.50

(a)	Concurrent with the adoption of FIN 48 in 2007, amount includes interest on uncertain tax positions.